United States securities and exchange commission logo





                              September 15, 2023

       Matthew Preston
       Chief Financial Officer
       Intrepid Potash, Inc.
       707 17th Street, Suite 4200
       Denver, CO 80202

                                                        Re: Intrepid Potash,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 7, 2023
                                                            File No. 001-34025

       Dear Matthew Preston:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Properties
       Overview of Properties, page 32

   1. Please expand your disclosures under the Overview sections on pages 32, 38, and 43 to include the book value
of each material property to comply with Item 1304(b)(2)(iii) of
                                                        Regulation S-K.
       Leases and Permits, page 35

   2. Please expand your disclosures under Leases and Permits on pages 35, 40, an 45 to describe the royalty
payments and associated rates pertaining to federal and state lands for each material property
to comply with Item 1304(b)(1)(iii) of Regulation S-K.
 Matthew Preston
FirstName  LastNameMatthew    Preston
Intrepid Potash, Inc.
Comapany 15,
September  NameIntrepid
               2023      Potash, Inc.
September
Page  2    15, 2023 Page 2
FirstName LastName
IPNM - Summary of Potash Mineral Reserves, page 37

3. We note that disclosures of your reserves In-place, KCL, ROM Ore, and Sylvinite brine tonnages appear to represent estimates of your final product adjusted possibly for geologic factors, plant recovery, product purity, and/or cavern losses.

         However, this tonnage quantity appears to be unrelated to your grade disclosure and different from your resource tonnage disclosures.

         Please revise as necessary to state the tonnage and grade of your reserves in alignment with your resource disclosures, or provide additional disclosure for your chosen metrics to include explanations of how these quantities were calculated or determined to comply with Item 1304(d)(1) of Regulation S-K.
Financial Statements
Note 17 - Business Segments, page 98

4. You state that your segment measure of profitability is segment gross margin which you reconcile to consolidated gross margin; and indicate that you do not allocate other operating expenses or non-operating income and expenses to your reportable segments.

         Please revise your presentation as necessary to include a reconciliation of your segment measure of profitability to consolidated income before income taxes and discontinued
         operations as required by ASC 280-10-50-30.
Exhibits
Technical Report Summaries
General, page EA-1

5. We have reviewed exhibits 96.1, 96.2, and 96.3 and have several comments that pertain to all three documents which immediately follow this general comment. This group of comments is followed by additional comments that are specific to the exhibits individually, as indicated. We expect that you will need to obtain and file revised exhibits to address the concerns identified in these comments.

         Please consult with the qualified persons involved in preparing those reports in conjunction with formulating your response. We suggest that you submit draft revisions for review prior to filing the revised reports.
Section 6: Geologic Setting, page EA-6

6. The disclosures concerning mineralization should include at least one stratigraphic column and one cross-section of the local geology to comply with Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.
 Matthew Preston
FirstName  LastNameMatthew    Preston
Intrepid Potash, Inc.
Comapany 15,
September  NameIntrepid
               2023      Potash, Inc.
September
Page  3    15, 2023 Page 3
FirstName LastName
Section 12: Mineral Reserve Estimates, page EA-12

7. We note that disclosures of your reserves In-place, KCL, ROM Ore, and Sylvinite brine tonnages appear to represent estimates of your final product adjusted possibly for geologic factors, plant recovery, product purity, and/or cavern losses.

         However, this tonnage quantity appears to be unrelated to your grade disclosure and different from your resource tonnage disclosures.

         Please revise as necessary to state the tonnage and grade of your reserves in alignment with your resource disclosures, or provide additional disclosure for your chosen metrics to include explanations of how these quantities were calculated or determined to comply with Item 601(b)(96)(iii)(B)(12)(i) and (ii) of Regulation S-K.
Section 16: Market Studies, page EA-16

8. The disclosures concerning market studies should include explanations for how the forecast price projections were determined using historic prices to establish a price reference to comply with Item 601(b)(96)(iii)(B)(16) of Regulation
S-K.
Section 18: Capital and Operating Costs, page EA-18

9. The disclosures concerning capital and operating costs should include your closing/reclamation costs and state the accuracy level of your capital and operating cost estimates to comply with Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
Section 19: Economic Analysis, page EA-19

10. The disclosures concerning the economic analysis should include additional line items in support of your annual production estimate for mined tonnage and the associated grades, along with a description of the calculation, to comply with Item 601(b)(96)(iii)(B)(19) of
         Regulation S-K.
11. The cash flow projections underlying the economic analysis for each material property would generally need to reflect amounts to be paid for the Federal and State royalties to comply with Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.
New Mexico (Exhibit 96.1)
Section 13: Mining Methods, page EB-13

12. An annual life of mine production schedule, which includes ore processed and the associated grades for the life of the mine, should be provided to comply with Item
         601(b)(96)(iii)(B)(13) of Regulation S-K.
 Matthew Preston
FirstName  LastNameMatthew    Preston
Intrepid Potash, Inc.
Comapany 15,
September  NameIntrepid
               2023      Potash, Inc.
September
Page  4    15, 2023 Page 4
FirstName LastName
Section 19: Economic Analysis, page EB-19

13. Please address the apparent inconsistency regarding MOP production in the Pre-Tax Cash
         Flow (Table 19-2) and After-Tax Cash Flow (Table 19-3).
Section 20: Adjacent Properties, page EB-20

14. We understand that The Mosaic Company has potash deposits in Carlsbad, New Mexico that are similar and adjacent to your properties. Please ask the qualified persons to clarify the extent to which such properties are considered to be material in relation to your operations, and to explain how the guidance in Item
601(b)(96)(iii)(B)(20) of Regulation
         S-K was considered in preparing the report.
Moab (Exhibit 96.2)
Section 8: Sample Preparation, page EC-8

15. The opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures must be provided to comply with Item
         601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.
Wendover (Exhibit 96.3)
Section 8: Sample Preparation, page ED-8

16. The report should include details regarding sample preparation, security, and laboratory analytical procedures, as well as the opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures to comply with
         Item 601(b)(96)(iii)(B)(8) of Regulation S-K.
Section 11: Mineral Resource Estimates, page ED-11

17. We note that the calculation of indicated resources in Table 11-2 does not correlate to the contained tons of K2O product in Table 11-4, which appears be related to the In-place
         KCl in 1967 prior to extraction.

         The report should include an updated estimate of tonnage and disclose resources exclusive of reserves to comply with Item 601(b)(96)(iii)(B)(11) of Regulation
S-K.
Section 13: Mining Methods, page ED-13

18. An annual life of mine production schedule, which includes ore processed and the associated grades for the life of the mine should be provided to comply with Item
         601(b)(96)(iii)(B)(13) of Regulation S-K.
 Matthew Preston
Intrepid Potash, Inc.
September 15, 2023
Page 5
Section 17: Environmental Studies, Permitting, and Plans, page ED-17

19. The opinion of the qualified person as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups must be provided to comply with Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202)
551-3718 if you have questions regarding comments on the mineral property disclosures.



FirstName LastNameMatthew Preston                             Sincerely,
Comapany NameIntrepid Potash, Inc.
                                                              Division of
Corporation Finance
September 15, 2023 Page 5                                     Office of Energy
& Transportation
FirstName LastName